January 3, 2014

VIA EDGAR

Mary A. Cole, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Medley Capital Corporation – Preliminary Proxy Statement on Schedule 14A (File No: 814-00818)

Dear Ms. Cole:

On behalf of Medley Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us on December 30, 2013 regarding the Company’s preliminary proxy statement on Schedule 14A (File No: 814-00818) that was filed with the SEC on December 18, 2013 (the “Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Comment No. 1: Please revise the disclosure under “Proposal III. Authorize The Company, With The Approval Of Its Board of Directors, To Sell Shares Of Its Common Stock At A Price Or Prices Below The Company’s Then Current Net Asset Value Per Share In One Or More Offerings, Subject To Certain Conditions As Set Forth In The Proxy Statement (Including, Without Limitation, That The Number Of Shares Issued Does Not Exceed 25% Of The Company’s Then Outstanding Common Stock, At A Price Below, But No More Than 20% Below, Its Then Current Net Asset Value),” in the last paragraph of the “Board of Directors” subsection, to include a reference to the one year limitation applicable to any stockholder approval to sell shares of common stock at a price below the then current net asset value of such stock under Section 63 of the Investment Company Act of 1940.

Response:  The Company has revised the above-referenced disclosure by adding the language below as the last sentence of the paragraph referred to in the Staff’s comment:

“In particular, pursuant to Section 63 of the 1940 Act the board of directors may only authorize a sale of common stock at a price below NAV if the sale occurs no later than the earlier of (i) the one year anniversary of the date that the Company’s stockholders approve the policy and practice of making such sales or (ii) the date of the next annual meeting of the Company’s stockholders following the date of such approval.”

Comment No. 2: Please provide the required Tandy representations to the Staff.

Response: Pursuant to the Staff’s request, in connection with the Staff’s review of the Proxy Statement, the Company hereby acknowledges that:

  the Company is responsible for the accuracy and adequacy of the disclosure in the Proxy Statement;

  the Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805.

Sincerely, /s/ Harry S. Pangas Harry S. Pangas